Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD

ANNOUNCES DISTRIBUTION OF A DIVIDEND

Azour, Israel, May 18, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN) announced that the Board of Directors approved the distribution of a cash dividend in the amount of NIS 0.61 per share or $0.16 per share, totaling approximately NIS 12.8 million or US$3.4 million. The dividend will be paid to shareholders of record as of June 17, 2015. The Company will pay the dividend out on July 2, 2015 net of taxes at the rate of 25%.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans, and is able to meet its undertakings when due.

Retained earnings as of March 31, 2015, prior to the distribution was US$49 million and retained earnings will reach US$45.6 million after the distribution. The Board of Directors emphasized that as of  March  31, 2015, the Company had a cash balance in hand of US$32.9 million (this amount is prior to the payment of a dividend of $7 million which was issued for the fourth quarter of 2014 and was paid out in April 2015). As of March 31, 2015, the Company’s current assets (excluding cash, cash equivalents) were in the sum of US$65.9 million and current liabilities were in the sum of US$46.4 million.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 845,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Ehud Helft
ituran@gkir.com
GK Investor Relations
(US) +1-646 201 9246